Code of Ethics

High ethical standards are critical to maintaining the public’s trust in Tieton Capital Management, financial markets and in the investment profession. Rule 204A-1 of the Investment Advisers Act of 1940 requires investment advisers to maintain and enforce a code of ethics. Tieton Capital has adopted an internally revised version of the CFA Institute Code of Ethics and Standards of Professional Conduct. Violations of the Tieton Capital Management Code of Ethics must be promptly reported to the Chief Compliance Officer.

Employees must:

◆	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, the firm, other employees and other participants in the global capital markets.
◆	Place the integrity of the investment profession, Tieton Capital Management and the interests of clients above their own personal interests.
◆	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.
◆	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.
◆	Promote the integrity of, and uphold the rules governing, capital markets.
◆	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

I. PROFESSIONALISM

A. Knowledge of the Law. Employees must understand and comply with applicable Federal securities laws. In addition, employees must understand and comply with other applicable laws, rules, and regulations of any government, regulatory organization, licensing agency, or professional association governing their professional activities. In the event of conflict, employees must comply with the more strict law, rule, or regulation. Employees must not knowingly participate or assist in and must dissociate from any violation of such laws, rules, or regulations.

B. Independence and Objectivity. Employees must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Employees must not offer, solicit, or accept any gift, benefit, compensation, or consideration that reasonably could be expected to compromise their own or another’s independence and objectivity.

C. Misrepresentation. Employees must not knowingly make any misrepresentations relating to investment analysis, recommendations, actions, or other professional activities.

D. Misconduct. Employees must not engage in any professional conduct involving dishonesty, fraud, or deceit or commit any act that reflects adversely on their professional reputation, integrity, competence or the firm.

II. INTEGRITY OF CAPITAL MARKETS

A. Material Nonpublic Information. Material nonpublic information (also known as inside information) is generally considered factual data that is not publicly available that, if public, would alter a reasonable investor’s buy or sell decision. Employees who possess material nonpublic information must not act or cause others to act on the information. The possession of material nonpublic information is not a crime, nor against the firm’s Code of Ethics. When in possession of material nonpublic information, employees should alert the Chief Compliance Officer who will place the company on the firm’s restricted trading list.

B. Market Manipulation. Employees must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

III. DUTIES TO CLIENTS

A. Loyalty, Prudence, and Care. Employees have a duty of loyalty to the firm’s clients and must act with reasonable care and exercise prudent judgment. Employees must act for the benefit of the clients and place clients’ interests before Tieton Capital’s or their own interests. Employees have a fiduciary duty to clients and must comply with this duty.

B. Fair Dealing. Employees must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities.

C. Suitability. When employees are in an advisory relationship with a client, they must:

a.	Make a reasonable inquiry into a client’s or prospective clients’ investment experience, risk and return objectives, and financial constraints prior to making any investment recommendation.
b.	Determine that an investment is suitable to the client’s financial situation and consistent with the client’s written objectives, mandates, and constraints before making an investment recommendation or taking investment action.
c.	Judge the suitability of investments in the context of the client’s total portfolio.

D. Preservation of Confidentiality. Employees must keep information about current, former, and prospective clients confidential unless:

1.	The information concerns illegal activities on the part of the client or prospective client,
2.	Disclosure is required by law, or
3.	The client or prospective client permits disclosure of the information.

IV. DUTIES TO TIETON CAPITAL MANAGEMENT

A. Loyalty. In matters related to employment with Tieton Capital, employees must act for the benefit of the firm and not deprive the firm of the advantage of their skills and abilities, divulge confidential information, or otherwise cause harm to the firm.

B. Additional Compensation Arrangements. Employees must not accept gifts, benefits, compensation, or consideration that competes with or might reasonably be expected to create a conflict of interest with Tieton Capital’s interest unless they obtain written consent from all parties involved.

V. INVESTMENT ANALYSIS, RECOMMENDATIONS, AND ACTION

A. Diligence and Reasonable Basis. Employees must:

1.	Exercise diligence, independence, and thoroughness in analyzing investments, making investment recommendations, and taking investment actions.
2.	Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation, or action.

B. Communication with Clients and Prospective Clients. Employees must distinguish between fact and opinion in the presentation of investment analysis and recommendations.

C. Record Retention. Employees must maintain appropriate records for five years that support their investment analysis, recommendations, actions, and other investment-related communications with clients and prospective clients.

VI. CONFLICTS OF INTERST

A. Disclosure of Conflicts. Employees must make full and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with respective duties to their clients, prospective clients, and Tieton Capital. Employees must ensure that such disclosures are communicated in a timely manner.

B. Priority of Transactions. Investment transactions for clients must have priority over investment transactions in which an employee is the beneficial owner, with the exception of employee accounts that are also client accounts. In this case, personal accounts that are managed entirely by Tieton Capital (full discretion similar to other client accounts) are not subject to the pre-approval requirement, since they are in fact a client and are subject to the same random allocation as all other clients.

VII. ADDITIONAL INFORMATION REQUIRED BY RULE 204A-1 OF THE ADVISERS ACT

All employees are considered Access Persons.

Employees must report their security holdings within 10 days of employment (information must be current as of a date no longer than 45 days prior to employment) to the Chief Compliance Officer (CCO). The Annual Holdings Report combined with employee brokerage statements fulfill this initial reporting responsibility.

Annually, within 30 days of December 31, employees must provide the CCO with their holdings (information must be current as of a date no longer than 45 days prior to the date the report is submitted). The Annual Holdings Report combined with employee brokerage statements fulfill this annual reporting responsibility.

Employees are required to receive preclearance to trade securities. In addition, employees must have copies of their trade confirmations promptly sent to the CCO and quarterly statements from a qualified custodian must be sent to the CCO within 30 days of quarter end. Any transactions not included in the quarterly statements must be reported separately to the CCO using the Quarterly Securities Transactions Report no later than 30 days after the end of the quarter. Tieton Capital Management’s Personal Trading Policy (expands upon VI. CONFLICTS

OF INTEREST, B. Priority of Transactions above) should be reviewed in conjunction with this Code of Ethics. Transactions will be reviewed by the CCO for violations of the firm’s Personal Trading Policy. The CCO’s transaction preclearance’s approval, along with the statement and confirmation review will be conducted by another person.

Employees receive this Code of Ethics annually and are required to sign an acknowledgement that they have read, understand and will comply with the Code of Ethics. Any amendments will be provided. Concurrently, employees will be required to sign an acknowledgement that they have read, understand and will comply with the amended Code of Ethics.

Questions about the Code of Ethics, suspected violations of the Code of Ethics or other compliance matters should be directed to the firm’s Chief Compliance Officer.